FORM 6-K
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

For the month of January, 1998

                           TLC The Laser Center, Inc.
                          (Commission File No. 0-29302)

      5600 Explorer Drive, Suite 301, Mississauga, Ontario, Canada L4W 4Y2
      --------------------------------------------------------------------
                    (Address of principal executive offices)

      [Indicate by check mark whether the registrant files or will file annual
reports under cover Form 20-F or Form 40-F.]      Form 20-F____   Form 40-F |X|


      [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.]         Yes____   No |X|

Exhibits Attached:

1.    Second quarter earnings report dated November 30, 1997.

                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          TLC The Laser Center Inc.


      Date: ___________________           By: _______________________________
                                              Elizabeth A. Karmin,
                                              Deputy General Counsel

                        TLC THE LASER CENTER INC.                             2


                                    TLC[LOGO]
                           TLC THE LASER CENTER INC.


                                                                         SECOND

                                                                         QUARTER

                                                                         REPORT

Six Months Ended November 30, 1997

                            Message to Shareholders

The fiscal quarter ending November 30, 1997 results were characterized by highest ever gross revenues, record net revenues, and first-time generation of positive Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA). All were driven primarily by strong growth in the number of refractive laser procedures performed.

      Second quarter gross revenue was a record $26.2 million, an increase of 193% over the fiscal 1997 comparative quarter. Second quarter net revenues more than tripled to $18.2 million from the same period a year ago, and are the highest quarterly net revenues ever reported by the Company. The increasing revenue is primarily due to continuing strong growth in the number of procedures at existing sites. Over 6,400 paid refractive laser procedures were performed at TLC clinics in the second quarter, compared to 1,980 from the same quarter a year ago.

      TLC's net loss for the quarter was $2.8 million, or $0.10 per share, versus $2.6 million, or $0.15 per share for the corresponding period a year ago. The net loss includes $2.8 million in amortization and $820,000 in interest. As a result, TLC generated positive EBITDA of $943,000 for the second quarter, versus EBITDA of negative $1.6 million for the same period a year ago. This is the first time that positive EBITDA has been generated in the Company's history. It is an important milestone for TLC and was achieved at a very early stage of our development and much sooner than anticipated.

      Our results continue to exceed expectations. This is an extremely exciting time for the Company as income before amortization charges is positive.

      This good performance of TLC is despite the traditional weakness of this quarter. We continue to grow our leadership position at the same time that the laser vision correction market maintains its tremendous growth and the procedure becomes highly recognized and widely accepted.


                                       /s/ Elias Vamvakas

                                       ELIAS VAMVAKAS
                          [LOGO]       PRESIDENT AND
                                       CHIEF EXECUTIVE OFFICER
                                       JANUARY 13, 1998


                               REFRACTIVE CLINIC
                                   PROCEDURES

                                  (BY QUARTER)

              [THE FOLLOWING DATA WAS REPRESENTED IN A BAR GRAPH]

7000
6000
5000
4000
3000
2000
1000
0
-------------------------------------------
          95        96        97        98

CONSOLIDATED STATEMENT OF INCOME

--------------------------------------------------------------------------------------------------------
(in thousands of Canadian dollars, except per share amounts)
                                                Three Months Ended Nov. 30    Six Months Ended Nov. 30
--------------------------------------------------------------------------------------------------------
                                                     1997           1996         1997           1996
                                               ---------------------------------------------------------
Net revenues                                   $    18,221    $     5,428    $    32,025     $   10,340
Share of loss of affiliated companies                   55           (122)           (32)          (150)
--------------------------------------------------------------------------------------------------------
                                                    18,276          5,306         31,993         10,190
--------------------------------------------------------------------------------------------------------
Expenses
Operating                                           15,911          5,410         28,519          9,442
Financial                                              820            197          1,301            333
Amortization                                         2,838            778          5,555          1,415
--------------------------------------------------------------------------------------------------------
                                                    19,569          6,385         35,375         11,190
--------------------------------------------------------------------------------------------------------
LOSS FROM OPERATIONS                                (1,293)        (1,079)        (3,382)        (1,000)
Development and start-up expenses                    1,542          1,535          3,143          2,329
--------------------------------------------------------------------------------------------------------
LOSS BEFORE INCOME TAXES
  AND NON-CONTROLLING INTEREST                      (2,835)        (2,614)        (6,525)        (3,329)
--------------------------------------------------------------------------------------------------------
Income taxes
Current                                                 62             34             88             83
--------------------------------------------------------------------------------------------------------
                                                        62             34             88             83
--------------------------------------------------------------------------------------------------------
Loss before non-controlling interests               (2,897)        (2,648)        (6,613)        (3,412)
Non-controlling interests                              120              -            120              -
--------------------------------------------------------------------------------------------------------
NET LOSS FOR THE PERIOD                        $    (2,777)   $    (2,648)   $    (6,493)   $    (3,412)
                                               =========================================================
LOSS PER SHARE                                 $     (0.10)   $     (0.15)   $     (0.24)   $     (0.18)
Weighted average number
  of common shares outstanding                  27,459,333     17,732,323     27,192,930     18,873,470

Supplementary disclosure
Gross revenues of all managed clinics
  Refractive clinics revenue                   $    19,169    $     3,557    $    33,269     $    7,108
    Secondary care clinics physician
      group revenue                                  7,039          5,396         13,499          9,976
--------------------------------------------------------------------------------------------------------
Gross revenues                                      26,208           8,95        346,768         17,084
--------------------------------------------------------------------------------------------------------
Less:
  Provision for contractual allowances
    and adjustments                                  4,377          2,429          8,179          4,489
  Amounts retained by physician groups               4,051          1,096          7,683          2,255
--------------------------------------------------------------------------------------------------------
                                                     8,428          3,525         15,862          6,744
--------------------------------------------------------------------------------------------------------
Net revenues of all managed clinics                 17,780          5,428         30,906         10,340
Other                                                  441              -          1,119              -
--------------------------------------------------------------------------------------------------------
Net revenues                                   $    18,221    $     5,428    $    32,025     $   10,340
-----------------------------------------------=========================================================

CONSOLIDATED BALANCE SHEET
--------------------------------------------------------------------------------
(In thousands of Canadian dollars)               November 30,         May 31,
----------------------------------                  1997               1997
                                                 -------------------------------
Assets
Current
Cash and short-term deposits                      $  6,495           $ 20,977
Accounts receivable                                  7,262              4,056
Income taxes recoverable                               262                 46
Prepaids and sundry                                  4,785              2,316
--------------------------------------------------------------------------------
                                                    18,804             27,395
Goodwill                                            35,266             34,401
Capital assets                                      33,542             34,006
Assets under capital lease                          11,568             10,213
Investment in affiliated companies                     500                675
Other                                                  415                588
Projects under development                             253                168
Deferred income taxes                                   27                 55
--------------------------------------------------------------------------------
                                                  $100,375           $107,501
                                                  ==============================
Liabilities
Current
Accounts payable and accrued liabilities          $  4,700           $  9,725
Current portion of long-term debt                    1,904              1,810
Current portion of obligations under
 capital lease                                       3,103              2,377
Current portion of term bank loan                        -                 40
Deferred income taxes                                   32                 61
--------------------------------------------------------------------------------
                                                     9,739             14,013
Long-term debt                                       6,029              6,627
Obligations under capital lease                     11,069              9,283
Term bank loan                                           -                 23
Deferred rent and compensation                       2,647              2,230
--------------------------------------------------------------------------------
                                                    29,484             32,176
--------------------------------------------------------------------------------
Non-controlling interest                               578                463
--------------------------------------------------------------------------------
Shareholders' equity
Capital stock                                       94,496             92,552
Deficit                                            (24,183)           (17,690)
--------------------------------------------------------------------------------
                                                    70,313             74,862
--------------------------------------------------------------------------------
                                                  $100,375           $107,501
--------------------------------------------------==============================


CONSOLIDATED STATEMENT OF DEFICIT
--------------------------------------------------------------------------------
(In thousands of Canadian dollars)
--------------------------------------------------------------------------------

Six months ended November 30                         1997               1996
                                                  ----------------------------
Balance, beginning of period                      $(17,690)           $(3,741)
Net loss for the period                             (6,493)            (3,412)
--------------------------------------------------------------------------------
Balance, end of period                            $(24,183)           $(7,153)
--------------------------------------------------==============================

CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION
--------------------------------------------------------------------------------
(In thousands of Canadian dollars)
--------------------------------------------------------------------------------

Six months ended November 30                         1997               1996
                                                  ----------------------------
Operating activities
Net loss for the period                           $ (6,493)          $ (3,412)
Amortization                                         5,555              1,415
Share of loss from affiliates                           32                150
Non-controlling interest                              (120)                 -
--------------------------------------------------------------------------------
                                                    (1,026)            (1,847)

Changes in non-cash operating items
Deferred rent and compensation                         417                 10
Non-controlling interest                               235                  -
Deferred income taxes (net)                             (1)                (5)
Projects under development                             (85)               (22)
Income taxes payable                                  (216)              (137)
Prepaid and sundry assets                           (2,469)              (189)
Accounts receivable                                 (3,206)            (1,287)
Accounts payable and accrued liabilities            (5,025)               100
--------------------------------------------------------------------------------
Cash provided from (used for)
 operating activities                              (11,376)            (3,377)
--------------------------------------------------------------------------------

Financing activities
Obligations under capital lease                      2,512               (146)
Capital stock issued                                 1,944             23,580
Due from 20/20 Laser Centers, Inc.                       -             (3,709)
Term bank loan                                         (63)               (20)
Long-term debt                                        (504)             4,047
--------------------------------------------------------------------------------
Cash provided from (used for)
 financing activities                                3,889             23,752
--------------------------------------------------------------------------------

Investing activities
Other                                                  173                (68)
Investment in affiliated companies                     143               (491)
Goodwill                                            (2,055)                 -
Assets under capital lease                          (2,545)              (259)
Capital assets                                      (2,711)            (6,543)
--------------------------------------------------------------------------------
Cash provided from (used for)
 investing activities                               (6,995)            (7,361)
--------------------------------------------------------------------------------
Increase (decrease) in cash                        (14,482)            13,014
Cash and short-term deposits,
 beginning of period                                20,977              4,143
--------------------------------------------------------------------------------
Cash and short-term deposits,
 end of period                                    $  6,495           $ 17,157
--------------------------------------------------==============================

                                CORPORATE OFFICE

                           TLC The Laser Center Inc.
                              5600 Explorer Drive,
                                   Suite 301,
                              Mississauga, Ontario
                                    L4W 4Y2
                              Tel: (905) 602-2020
                              Fax: (905) 602-2025

                           INVESTOR RELATIONS CONTACT

                                 Stephen Kilmer
                             Tel: 1-800-TLC-1033 or
                              Tel: (905) 602-2020
                              Fax: (905) 602-2025
                                    Website:
                               http://www.lzr.com
                                    E-mail:
                          investor.relations @ lzr.com

                                 TRANSFER AGENT

                         The CIBC Mellon Trust Company
                              Tel: 1-800-387-0825

                             STOCK EXCHANGE LISTING

                  Shares of the Corporation are listed on the
                       Toronto Stock Exchange and NASDAQ
                                National Market

                                TRADING SYMBOLS

                                   TSE - LZR
                                 NASDAQ - LZRCF

                          Forward-Looking Information

This quarterly report may contain forward-looking information within the meaning of Section 27A of the U.S. Securities Act of 1993 and Section 21E of the Securities Exchange Act of 1934, and is subject to the safe harbor created by those sections. TLC's operating results can be impacted by a number of factors, any of which could cause actual results to vary materially from the current results or TLC's anticipated future results. TLC's operating results can vary substantially from period to period due to the timing of acquisitions and expansion opportunities. This and other factors make the estimation of future operating results uncertain. Risk factors are listed from time to time in TLC's reports filed with the Toronto Stock Exchange and the U.S. Securities and Exchange Commission. TLC assumes no obligation to update information contained in this quarterly report.

LASER CENTERS IN CANADA

British Columbia
Vancouver
TLC Northwest-Vancouver
(604) 903-4000
Dr. Michael Melenchuk

New Brunswick
Moncton
TLC Moncton
(506) 863-1999
Dr. Josee Visockis
Dr. Serge Richard

Ontario
London
TLC London
(519) 438-2020
Dr. Cheryl Letheren

Toronto
TLC Toronto
(416) 733-2020
Dr. Rhonda Kerzner

Windsor
TLC Windsor
(519) 250-2020
Dr. Lisa Willms

LASER CENTERS IN THE UNITED STATES

California
Brea
TLC Inland Empire
(909) 931-0044
Dr. Chang Kim

Colorado
Denver
TLC Rocky Mountain
(303) 329-9141
Dr. Jimmy Jackson

Florida
Boca Raton
TLC Boca Raton
(561) 998-2020
Dr. Salvador DeCanio Jr.

Miami
TLC Miami
(305) 949-2999
Dr. Jonathon Jacobs

Georgia
TLC Atlanta
(404) 377-7475
Dr. Bruce Pope

Illinois
Westchester
TLC MEI/Westchester
(708) 562-4681
Dr. Richard Foulkes

Indiana
Indianapolis
TLC Indiana
(317) 845-2020
Dr. Brian Duvall

Maryland
Rockville
TLC Rockville
(301) 881-2020
Dr. Valerie Seligson

Massachusetts
Scituate
TLC Massachusetts
(616) 544-9292
Dr. Kristen Brown

Michigan
TLC Detroit
(248) 489-0400
Dr. Michael Wallace

Montana
Billings
TLC Big Sky
(406) 651-0202
Dr. Harvey Bonner

New Jersey
Mount Laurel
TLC Mount Laurel
(609) 778-8550
Dr. F. Lawrence Vernamonti

Fair Lawn
TLC Fair Lawn
(201) 796-4466
Dr. Richard Czernik

New York
New York
TLC Manhattan
(212) 588-0200
Dr. Jason Michaelides

Garden City
TLC Garden City
(516) 742-2020
Dr. Lori Landrio

White Plains
TLC White Plains
(914) 997-2222
Dr. Jason Michaelides

North Carolina
Charlotte
TLC Charlotte
(704) 344-0800
Dr. Kathy Reynolds

Raleigh
TLC Raleigh/Durham
(919) 781-9400
Dr. James Fanelli

Winston-Salem
TLC Winston-Salem
(336) 765-5600
Dr. Bill Rafferty

Ohio
Ada
TLC Lima
(419) 634-8155
Dr. Duane Wires

Oklahoma
Oklahoma City
TLC Oklahoma City
(405) 842-6060
Dr. Waymon Harrison

Tulsa
TLC Tulsa
(918) 491-6009
Dr. Jeff Miller

Pennsylvania
Plymouth Meeting
TLC Plymouth Meeting
(610) 940-3937
Dr. David Gubman

South Carolina
Greenville
TLC Piedmont
(864) 297-6299
Dr. Cynthia Wike

Tennessee
Johnson City
TLC Tri-Cities
(423) 282-0002
Dr. Richard Phillips

Virginia
Fairfax
TLC Fairfax
(703) 560-2020
Dr. Valerie Seligson

Washington
Lynnwood
TLC Northwest Seattle
(425) 771-1200
Dr. Beth Kneib

Wisconsin
Madison
TLC Wisconsin
(608) 249-6000
Dr. Charlotte Burns

SECONDARY EYE CARE FACILITIES IN THE UNITED STATES

Illinois
Palos Heights
TLC MEI/Palos Heights
(708) 361-7788
Dr. Richard Foulkes

Westchester*
TLC MEI/Westchester
(708) 562-4681
Dr. Richard Foulkes

South Carolina
Greenville*
TLC Piedmont
(864) 297-6299
Dr. Cynthia Wike

Washington
Seattle
TLC Northwest Eye Inc.
(206) 528-6000
Rodger McCollum

TLC NETWORKS IN CANADA

Ontario
Kitchener
(University of Waterloo)

TLC NETWORKS IN THE UNITED STATES

California
San Diego
Dr. Gary Schwab,
(619) 274-2020

Connecticut
Hartford
Dr. Jerry Hardison,
(860) 236-5831

Indiana
Seymour
Dr. Mike Frische,
(812) 523-8756

Kentucky
Benton
Dr. Joe Ellis,
(502) 527-7421

Bowling Green
Dr. John Breiwa,
(502) 842-0383

Covington
Dr. Richard Schuck,
(606) 781-2000

Nevada
Las Vegas
Dr. Tom Kroll,
(702) 737-0321

New Mexico
Albuquerque
Dr. Craig Clatanoff,
(505) 896-4554

Tennessee
Chattanooga
Dr. Daryl Mann,
(423) 855-1666

Memphis
Dr. John Sharpe,
(901) 722-3263

Nashville
T.B.A.

* Denotes a clinic that is also listed as a laser center

TLC[LOGO]
TLC THE LASER CENTER INC.